Atlantic Generation, Inc.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of June 30, 2003
ASSETS	
Current Assets	
Accounts receivable	*
Income tax benefit receivable	*
	*
Investments	
Investment in ATE	*
Investment in Energy Investors Fund	*
Investment in electric generating facilities	*
Other investments	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable to associated companies	*
Interest and taxes accrued	*
	*
Deferred Credits and Other Liabilities	*
Capitalization	
Additional paid-in capital	*
Retained deficit	*
Conectiv money pool loan	*
Total equity	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
 Public Utility Holding Company Act of 1935.

Atlantic Generation, Inc
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Six Months Ended June 30, 2003
OPERATING REVENUES	*
OPERATING EXPENSES	
Operation and maintenance	*
Depreciation and amortization	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.